                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 3, 2004.

Commission File Number_____________________

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DOMAN INDUSTRIES LIMITED
                                       -----------------------------------------
                                                      (Registrant)

Date May 3, 2004                       By         /s/ Philip G. Hosier
                                         ---------------------------------------
                                                      (Signature) *
                                                   Philip G. Hosier
                                                Vice President, Finance

--------------
* Print the name and title under the signature of the signing officer.

                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED

                         [DOMAN INDUSTRIES LIMITED LOGO]

                                  ANNUAL REPORT
                        FOR YEAR ENDED DECEMBER 31, 2003

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        CONSOLIDATED FINANCIAL STATEMENTS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations of Doman Industries Limited ("Doman" or the "Company") for the years ended December 31, 2003 and 2002 should be read in conjunction with the Company's Annual Information Form and the consolidated financial statements and related notes thereto, for the year ended December 31, 2003, filed on SEDAR at
<www.sedar.com> under the Company's name. The financial information contained in this discussion and analysis has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to "EBITDA". "EBITDA" refers to operating earnings (losses) before interest, taxes, depreciation, amortization, restructuring costs, asset write-downs and other non-operating income and expenses. The Company has included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

Unless otherwise noted, the information in this discussion and analysis is as at April 16, 2004. All financial references are in Canadian dollars unless otherwise noted.

REORGANIZATION PROCEEDINGS

The Company is reorganizing its affairs under protection of the Companies' Creditors Arrangement Act (Canada) ("CCAA"). On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to an order issued by the Supreme Court of British Columbia (the "Court") under the CCAA. Under the terms of the Court order the Company is required to file a plan of compromise or arrangement (the "Plan") with the Court setting out the terms of the restructuring. The Company submitted a draft Plan to the Court in March 2003. This draft Plan was not approved by the Court based upon objections to the form of the draft Plan raised by an ad hoc committee of the holders of the Company's Senior Secured Notes. The general stay of proceedings against creditors has been extended by the Court on a number of occasions to allow the Company to negotiate with various stakeholders to develop a revised Plan. On April 6, 2004, a committee (the "Committee") of certain holders of the Company's Senior Unsecured Notes made an application to move forward with the Committee's plan of compromise and arrangement (the "Committee Plan"). The Court extended the stay of proceedings to June 11, 2004 and adjourned the application made by the Committee to April 30, 2004. Under the Court order, the Company has until April 30, 2004 to file its own Plan with the Court. The Court also ordered the shutdown of the Port Alice pulp mill. See "Port Alice".

As of the date hereof, the Company expects that a Plan will be filed by April 30, 2004. The ability of the Company to continue as a going concern will depend on its ability to emerge from CCAA.

GENERAL

The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the U.S., Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

Demand for the Company's lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the U.S. is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, recently, the countervailing and anti-dumping duties imposed by the U.S. upon Canadian producers of softwood lumber exports to the U.S. The Company, as a result, is unable to maintain significant lumber shipments to the U.S. without incurring significant costs. In 1997 the Company acquired certain solid wood assets, including sawmills, from Pacific Forest Products Limited that targeted the Japanese market. As a result, the condition of the Japanese economy has significant impact on the demand for the Company's lumber products.

The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for Northern Bleached Softwood Kraft ("NBSK") pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply.

SELECTED ANNUAL INFORMATION(1)
(millions of Canadian dollars)


                                                                              YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------
                                                                        2003          2002          2001
                                                                        ----          ----          ----
Sales volumes
     Lumber - millions of board feet                                        596           591           674
     Logs - thousands of cubic metres                                       721           782          1064
     Wood chips - thousands of units                                        307           288           271
     Pulp - thousands of ADMT                                               322           262           301

Net sales
     -   Lumber                                                        $  260.5     $   320.9     $   354.7
     -   Logs                                                             106.5         123.3         156.5
     -   By-products                                                       22.0          19.5          20.8
                                                                      -------------------------------------
     Solid wood segment                                                $  389.0     $   463.7     $   532.0
     Pulp segment                                                         200.0         171.2           238
                                                                      -------------------------------------
     Consolidated                                                      $  589.0     $   634.9     $   770.0

Costs and Expenses                                                        620.6         581.5         758.1
                                                                      -------------------------------------
Operating earnings (loss) before amortization,
 restructuring costs, asset write-downs (EBITDA)                          (31.6)         53.4          11.9

Amortization of property, plant and equipment                              46.0          48.5          67.2
Operating restructuring costs and asset write-downs                         8.0          67.5         291.7

Operating earnings (loss)                                                 (85.5)        (62.5)       (347.1)

Other income and expense
     Interest                                                             (96.4)       (102.7)       (101.0)
     Exchange gains and (losses) on long-term debt and
     amortization of debt issue costs                                     184.8           5.0         (72.4)
     Financial restructuring costs                                         (7.8)         (7.3)            -
     Other income (expense)                                                 2.2           4.3          14.4
                                                                      -------------------------------------

Earnings (loss) before income taxes                                        (2.8)       (163.3)       (506.1)
Income tax (expense) recovery                                              (1.0)         (0.8)         93.2
                                                                      -------------------------------------
Net income (loss)                                                     ($    3.8)   ($   164.1)   ($   412.9)
                                                                      =====================================

Provision for preferred dividends - $millions                         ($    4.8)   ($     4.5)   ($     4.5)
Basic earnings (loss) per share                                       ($   0.20)   ($    3.97)   ($    9.82)
Diluted earnings (loss) per share                                     ($   0.20)   ($    3.97)   ($    9.82)

                                                                      -------------------------------------

Total assets                                                           $  749.1     $   843.9     $   974.5
Total term debt(2)                                                     $  872.5     $ 1,061.7     $ 1,072.0

--------
(1) The financial information presented has been prepared in accordance with Canadian GAAP, with the exception of references to EBITDA, as discussed in the introductory paragraph.

(2) Term debt of US$673 million is translated at year end exchange rate of 1.2965, 1.5776 and 1.5928 at December 31, 2003, 2002 and 2001
      respectively.

SEGMENTED INFORMATION

                                                                             YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------
                                                                        2003          2002          2001
                                                                        ----          ----          ----
EBITDA
Solid wood segment                                                     $   12.7     $    78.3     $    36.7
Pulp segment                                                              (37.6)        (17.8)        (19.2)
General corporate                                                          (6.7)         (7.1)         (5.6)
                                                                      -------------------------------------
Consolidated                                                          ($   31.6)    $    53.4     $    11.9
                                                                      =====================================
AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
Solid wood segment                                                     $   36.3     $    38.3     $    42.2
Pulp segment                                                                9.6          10.2          25.0
                                                                      -------------------------------------
Consolidated                                                           $   46.0     $    48.5     $    67.2
                                                                      =====================================
EBIT
Solid wood segment                                                    ($   23.7)    $    40.1    ($     5.5)
Pulp segment                                                              (47.2)        (28.0)        (44.2)
General corporate                                                          (6.6)         (7.1)         (5.7)
                                                                      -------------------------------------
                                                                          (77.5)          5.0         (55.4)
Operating restructuring costs and asset write-downs                        (8.0)        (67.5)       (291.7)
                                                                      -------------------------------------
Consolidated                                                           $  (85.5)    $   (62.5)    $  (347.1)
                                                                      =====================================

OVERVIEW OF 2003

The Company's operations in 2003 continued to be negatively impacted by low lumber and pulp commodity prices, as well as softwood lumber duties. In addition, the strengthening Canadian dollar compounded the problem as most of the Company's products are priced in US dollars.

Restructuring efforts were underway throughout 2003 and management of cash flow and working capital, especially inventory levels, resulted in frequent curtailment of operations.

The Company recorded a net loss of $3.8 million in 2003 compared to a net loss of $164.1 million in 2002. Significant items contributing to the difference in net loss between the two years are as follows:

                                               YEARS ENDED DECEMBER 31,
                                            ------------------------------
                                               2003           2002
                                               ----           ----
                                               (MILLIONS OF DOLLARS)
Translation gain on US $ debt               $    189.2     $     10.2     See paragraph below
Softwood lumber duties                           (36.1)         (22.3)    See "US Softwood Lumber Duties" below
Softwood lumber duties - refund for 2001             -           12.4     See "US Softwood Lumber Duties" below
Write-down of assets                              (8.0)         (67.5)    See "Write-down of Assets" below
                                            ----------     ----------
                                                 145.1          (67.2)
Other                                           (148.9)         (96.9)    Difference of $52.0 see commentary below
                                            ----------     ----------
Net loss                                    $     (3.8)    $   (164.1)
                                            ==========     ==========

The strengthening Canadian dollar in 2003 impacted the Company's financial results in two ways. Firstly, all of its long-term debt of US $673 million is denominated in US dollars and the stronger Canadian dollar in 2003 resulted in a translation gain of $189.2 million (compared to $10.2 million in 2002). Secondly, most of the Company's products are priced in US dollars and the Company estimates that the stronger Canadian dollar, which averaged US $0.71 in 2003 compared to US $0.64 in 2002, reduced operating earnings and net income by approximately $51 million (see table above).

GOING CONCERN

The consolidated financial statements for 2003 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a Plan, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a Plan and the emergence from CCAA proceedings are subject to a number of conditions.

If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's CCAA proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its Senior Secured Notes and Senior Unsecured Notes.

WRITE-DOWN OF ASSETS

At December 31, 2003, the Company reviewed the carrying value of its pulp mills, sawmills and logging assets and determined that based on current economic conditions and plans, the carrying values for certain sawmill assets were not likely recoverable from future cash flows from operations and, or sale. As a result, the Company has recorded a charge of $8.0 million to write down its sawmill assets and provide for restructuring costs.

In 2002, as a result of a similar review, the Company recorded a $58.7 million write-down of its Port Alice pulp mill assets including non-consumable supplies inventories and recorded a charge of $8.8 million to write-down its sawmill assets and provide for restructuring costs.

PORT ALICE

The Committee Plan presented to the Company in April, 2004, by the Committee contemplates a permanent shutdown of the Port Alice pulp mill, based on its belief that the pulp mill is not economically viable and should not be part of the Doman corporate group when it emerges from CCAA protection. On April 6, 2004 the Court ordered the shutdown of the pulp mill effective at the end of the production run on May 11, 2004. The order does not prevent the Company from seeking purchasers for the pulp mill and the Company's efforts to identify a purchaser for Port Alice are continuing. In the event that no purchaser is found and the Port Alice pulp mill is permanently closed, the Company may be required to dismantle the mill's plant and equipment and decommission the site, incurring substantial costs related thereto. Such costs have not been reflected in the Company's financial statements.

U.S. SOFTWOOD LUMBER DUTIES

On March 22, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all other rate" of 8.43% for all other companies, including the Company. On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the various challenges and appeals of the final determinations to any reviewing courts, North American Free Trade Agreement ("NAFTA") or World Trade Organization (" WTO") panels or on a negotiated settlement. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

The Company has recorded countervailing and antidumping duties of 27.22% totalling $36.1 million (2002 - $22.3 million) for the year ended December 31, 2003. These amounts have been recorded as a reduction of sales revenue. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31, 2003 total $58.4 million. For the year ended December 31, 2002, the Company recorded the deposits refunded relating to 2001 sales in the amount of $12.4 million as an increase in sales revenue for 2002. Any further adjustments resulting from a change in the countervailing and antidumping duties will be made prospectively.

B.C. FOREST REVITALIZATION PLAN

In March 2003, the Government of British Columbia ("Provincial Government") introduced the Forestry Revitalization Plan (the "FR Plan") that provides for significant changes to the Provincial Government's forest policy and to the existing allocation of timber tenures to licensees. The changes prescribed in the FR Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Provincial Government. The FR Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Provincial Government has acknowledged that licencees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the 20% timber take-back is expected to result in a reduction of approximately 685,000 m(3) of the Company's existing annual allowable cut ("AAC") on their replaceable tenures. The effect of the FR Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the FR Plan at the time the amounts to be recorded are estimable.

RESULTS OF OPERATIONS - 2003 VERSUS 2002

In 2003, the Company's sales decreased by approximately 7% to $589.0 million from $634.9 million in 2002 as a result of a reduction in sales in the solid wood segment offset in part by an increase in sales in the pulp segment.

Sales for the solid wood segment decreased by approximately 16% to $389.0 million in 2003 from $463.7 million in 2002, as a result of (i) lower average sales realizations for lumber reflecting the stronger Canadian dollar in 2003,
(ii) the impact of softwood lumber duties for the full 2003 year (compared to 2002 when duties commenced in May and a $12.4 million prior year refund was recorded) and (iii) lower outside log sales volume and prices.

Sales for the pulp segment increased to $200.0 million in 2003 from $171.2 million in 2002, mostly as a result of higher sales volumes for kraft pulp. Although kraft prices, measured in US dollars, were also higher in 2003 than 2002, the stronger Canadian dollar eliminated most of the price increase. Sales of dissolving sulphite pulp were consistent between the two years with a slightly higher sales volume in 2003, but a lower average price when translated into Canadian dollars.

Cost of goods sold in 2003 increased to $602.5 million from $562.5 million in 2002 primarily as a result of increased pulp sales volume of 60,350 ADMT. In addition, the Squamish pulp mill took 15 days of downtime to carry out schedule maintenance work in 2003 at a cost of approximately $12 million. No major maintenance shutdown had taken place in 2002 as market conditions had made it unnecessary.

Amortization of property, plant and equipment decreased to $46.0 million in 2003 from $48.5 million in 2002. Of this $2.5 million reduction, $2.0 million is attributable to the solid wood segment, in particular to lower amortization of logging roads, resulting from lower production levels in 2003. In the pulp segment, higher amortization at Squamish in 2003 as a result of increased production was more than offset by the elimination of amortization at Port Alice in 2003 following the complete write-off of that pulp mill in 2002.

Interest expense is made up of three components as shown below ($millions):

                                                         YEARS ENDED DECEMBER 31,
                                                         ------------------------
                                                             2003         2002
                                                             ----         ----
Cash interest paid or payable                             $    (96.4)  $   (102.7)
Amortization of deferred finance cost                           (4.4)        (5.3)
Foreign exchange gain on translation of US $ debt              189.2         10.2
                                                          ----------   ----------
                                                          $     88.3   $    (97.8)
                                                          ==========   ==========

The Company's term debt of US $673 million at December 31, 2003 and 2002 is denominated in US dollars. The cash component of interest expense decreased to $96.4 million in 2003 from $102.7 million in 2002 as a result of the strengthening Canadian dollar. As a result of the CCAA Court order, interest payments were stayed after November 7, 2002, but continued to be accrued. Also included in interest expense is the unrealized foreign exchange gain or loss on translating the term debt at current exchange rates. The year end exchange rates for the US dollar at December 31, 2003, 2002 and 2001 were 1.2965, 1.5776 and
1.5928. The stronger Canadian dollar at December 31, 2003 compared to December 31, 2002 resulted in a gain of $189.2 million.

QUARTERLY FINANCIAL INFORMATION
Millions of Canadian dollars

                                                                  2003                                       2002
                                                ----------------------------------------   ----------------------------------------
                                                   1st       2nd        3rd        4th        1st        2nd       3rd        4th
Sales                                            $149.2    $ 138.5    $ 158.9    $ 142.5    $ 131.7    $ 158.2   $ 175.6    $ 169.4
Costs and Expenses                                134.2      164.2      168.8      153.4      135.1      135.3     154.9      156.2
                                                ----------------------------------------   ----------------------------------------
Operating earnings (loss) before amortization,
     restructuring costs, asset
     write-downs(EBITDA)                           15.1      (25.7)     (10.0)     (11.0)      (3.4)      22.9      20.7       13.2

Amortization of property, plant and equipment      11.5       12.8        9.5       12.2        7.0       12.3      13.3       15.8
Operating restructuring costs and asset
     write-downs                                      -        2.0        4.9        1.1          -          -       3.2       64.3

                                                ----------------------------------------   ----------------------------------------
Operating earnings(loss)                            3.6      (40.5)     (24.4)     (24.2)     (10.4)      10.6       4.2      (66.9)

Other income and expense
     Interest                                     (21.6)     (25.6)     (27.1)     (22.2)     (25.8)     (24.0)    (26.8)     (26.1)
     Exchange gains and (losses) on long-term
       debt and amortization of debt issue
       costs                                       72.8       79.9       (2.0)      34.2       (2.3)      51.2     (49.1)       5.1
     Financial restructuring costs                 (1.9)      (1.6)      (1.7)      (2.5)         -          -         -       (7.3)
     Other income (expense)                         0.1        1.0        0.4        0.7       (0.1)      (1.0)     (1.5)       6.8

                                                ----------------------------------------   ----------------------------------------
Earnings(loss) before income taxes                 52.9       13.2      (54.8)     (14.0)     (38.6)      36.9     (73.2)     (88.4)
Income tax (expense) recovery                      (0.7)       0.5       (0.4)      (0.5)      (0.8)      (0.9)     (0.7)       1.5
                                                ----------------------------------------   ----------------------------------------
Net income(loss)                                 $ 52.2    $  13.7   ($  55.2)  ($  14.5)  ($  39.4)   $  36.0  ($  73.8)  ($  86.9)
                                                ========================================   ========================================
Provision for preferred dividends-$millions     ($  1.2)  ($   1.2)  ($   1.2)  ($   1.2)  ($   1.1)  ($   1.1) ($   1.2)  ($   1.2)
Basic earnings(loss) per share                   $ 1.20    $  0.29   ($  1.33)  ($  0.37)  ($  0.95)   $  0.82  ($  1.76)  ($  2.07)
Diluted earnings(loss) per share                 $ 1.20    $  0.29   ($  1.33)   $  1.20   ($  0.95)   $  0.82  ($  1.76)  ($  2.07)

The following factors affected the comparability of quarterly results in 2003:

- The average value of the Canadian dollar strengthened each quarter, negatively impacting sales, with the largest quarterly increases being in the second quarter (7%) and fourth quarter (4%).

      Increases in the value of the Canadian dollar at quarter ends resulted in large unrealized foreign exchange gains on US dollar debt. Gains in the first, second and fourth quarters were $73.9 million, $81.0 million and $35.3 million respectively.

- Lumber prices strengthened in the third quarter before declining in the fourth quarter, partially reflecting seasonal demand. In contrast, NBSK pulp prices weakened in the third quarter and strengthened in the fourth quarter, reflecting worldwide inventory levels and buying patterns, particularly those of Chinese customers.

- Logging operations faced major curtailments in June, July and August as a result of poor market conditions. The Company's average sales price for logs declined 18% in the third quarter before recovering 14% in the fourth quarter.

FOURTH QUARTER 2003 VS. 2002

The net loss for the fourth quarter of 2003 was $(14.5) million, or $(0.37) per share, compared to a net loss of $(86.9) million, or $(2.07) per share for the fourth quarter of 2002. Included in the net loss for the fourth quarter of 2003 was $(1.1) million representing the write-down of property, plant and equipment and operating restructuring costs and $35.3 million gain on the translation of debt denominated in US dollars. The net loss for the fourth quarter of 2002 included $(64.3) million representing the write-down of property, plant and equipment and operating restructuring costs and $6.5 million gain on the translation of debt denominated in US dollars.

EBITDA for the solid wood segment in the fourth quarter of 2003 was $(1.1) million compared to $(1.8) million in the third quarter of 2003 and $19.1 million in the fourth quarter of 2002. Results in the fourth quarter were adversely impacted by (i) the stronger Canadian dollar, (ii) a $9.3 million provision for countervailing and antidumping duties on softwood lumber shipments to the US, and (iii) contained curtailment in the logging operations. Production of 709 km(3), although increased from 473 km(3) in the third quarter of 2003, was down from 993 km(3) in the fourth quarter of 2002.

EBITDA for the pulp segment in the fourth quarter of 2003 was $(7.3) million compared to $(6.7) million in the immediately preceding quarter and $(6.6) million in the fourth quarter of 2002. The Squamish pulp mill operated for 80 days in the fourth quarter of 2003, producing 62,439 ADMT. The Port Alice dissolving sulphite mill operated for 36 days in the fourth quarter of 2003 in order to satisfy customer requirements.

SUMMARY OF FINANCIAL POSITION
(millions of dollars)

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                  2003      2002
                                                                  -----     -----
Cash                                                               21.6      22.6
Accounts receivable                                                68.3      86.0
Inventories                                                       159.0     200.0
Prepaid expenses                                                    6.8      10.4
                                                                 ------    ------
    Current Assets                                                255.7     319.0

Investments                                                        10.8       9.8
Property, plant and equipment                                     460.4     485.1
Other assets                                                       22.2      30.1

                                                                 ------    ------
    Total Assets                                                  749.1     843.9
                                                                 ======    ======

Bank indebtedness                                                  30.4      21.8
Accounts payable and accrued liabilities                          124.8     102.7
Accounts payable and accrued liabilities, subject to
compromise                                                        110.9      45.4
Current portion of long-term debt, subject to compromise          503.0         -
Current portion of long-term debt                                 207.4         -
                                                                 ------    ------
    Current Liabilities                                           976.6     169.9

Long-term debt, subject to compromise                             162.1     809.3
Long-term debt                                                        -     252.4
Other liabilities                                                  29.7      27.8
Shareholders' (Deficiency)                                       (419.3)   (415.5)

                                                                 ------    ------
    Total Liabilities and Shareholders' Deficiency                749.1     843.9
                                                                 ======    ======

Cash generated from (used in):
    Working capital (used in) operations                         (133.1)    (66.9)
    Change in non-cash working capital                            149.9      38.9
                                                                 ------    ------
         Funds provided by operating activities                    16.8     (28.0)
    Financing activities(1)                                           -      (1.1)
    Investing activities                                          (26.4)    (15.0)
                                                                 ------    ------
Increase (decrease) in net cash(1)                                 (9.6)    (44.2)
                                                                 ======    ======

(1) Net cash represents cash less bank indebtedness. Bank indebtedness has been reclassified from financing activities, as disclosed in the audited financial statements, to net cash.

LIQUIDITY AND CAPITAL RESOURCES

As noted above, the Company is reorganizing its affairs under protection of CCAA. As a consequence, the interest payments due on its term debt and approximately $17.8 million of pre-November 7, 2002 trade payables have been suspended. Although payment of interest has been suspended, the Company has continued to accrue it. Accrued interest on the 8.75% and 9.25% Senior Unsecured Notes, together with pre-filing trade accounts payable, are shown as being subject to compromise in the following amounts:

Millions of Dollars

                                                   YEARS ENDED DECEMBER 31,
                                                   ------------------------
                                                      2003           2002
                                                      ----           ----
Trade payables                                     $     17.8      $   18.6
Interest on 8 3/4% Senior Unsecured Notes                65.3          15.3
Interest on 9 1/4% Senior Unsecured Notes                27.8          11.4
                                                   ----------      --------
                                                   $    110.9      $   45.3
                                                   ==========      ========

Since the 8.75% Senior Unsecured Notes and the 12% Senior Secured Notes have scheduled maturity dates in 2004, the principal amounts outstanding have been classified as current liabilities at December 31, 2003.

The Company's principal sources of liquidity are cash on hand, the unused portion of its credit facility, cash flow generated from operations and working capital. At December 31, 2003 the Company had cash on hand of $21.6 million compared to $22.6 at the end of December 2002. The Company also had available to it the unused portion of its credit facility amounting to $26.3 million at December 31, 2003.

Working capital used in operations was $133.1 million in 2003, compared to $66.9 million in 2002. After the change in non-cash working capital items, funds provided by operating activities totalled $16.8 million in 2003 compared to funds used in operations of $28.0 million in 2002. The change in non-cash working capital generated $149.9 million in 2003 compared to $38.9 million in 2002. $93.5 million of the $149.9 million generated in 2003 represented an increase in interest payable on the Company's Senior Secured and Unsecured Notes, as payment of interest was stayed following the Company's CCAA filing in November 2002. A further $41.0 million of the $149.9 million reduction in working capital in 2003 represented reduced inventory levels. Log inventories, in particular, were down by $31.7 million reflecting lower production levels.

Investing activities used cash of $26.4 million in 2003, compared to $15.0 million in 2002. Capital expenditures on property, plant and equipment aggregated $29.2 million in 2003 compared to $29.6 million in 2002. Approximately $26.3 million of the capital expenditures in 2003 was for the construction of logging roads, timber development and logging equipment. Proceeds from the sale of non-core surplus assets was $3.8 million in 2003 compared to $14.3 million in 2002.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations at December 31, 2003 and payments due for each of the next five years and thereafter:

Millions of Dollars

                                                 Total     2004     2005     2006     2007     2008    Thereafter
                                                 -----     ----     ----     ----     ----     ----    ----------
Long-term debt                                   207.4     207.4        -        -        -        -            -
Long-term debt subject to compromise (Note 1)    665.1     503.0        -        -    162.1        -            -
Operating leases                                  12.6       4.6      3.1      2.3      1.5      0.9          0.2
Reforestation liability                           12.5       5.1      2.5      1.9      1.7      0.3          1.0
                                                 ----------------------------------------------------------------
                                                 897.6     720.2      5.6      4.2    165.2      1.2          1.2
                                                 ================================================================

Notes:

1 The Company filed for protection under CCAA on November 7, 2002. As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes. The term debt repayment dates are disclosed in the financial statements and in the table above according to the original scheduled repayment dates. However, term debt subject to compromise will be settled according to the terms of the Plan when the Plan is implemented.

2. The amounts in the table above do not include contractual obligations for the pension and post retirement non-pension benefit arrangements that the Company has with employees. These arrangements are excluded because the financial statement amounts reflect present value amounts for services rendered to date and under CICA 3461 defer the recognition of actuarial gains and losses. Additional information on the Company's obligations for pension and post-retirement non-pension arrangements are shown in footnotes to the audited financial statements.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. The Company did not use any derivative financial instruments in the last two years.

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Other than consulting fees in the amount of $49,700 paid to one director there were no transactions with related parties for the year ended December 31, 2003.

CRITICAL ACCOUNTING ESTIMATES

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-TERM ASSETS

The Company assesses the recoverability of its property, plant and equipment and other long-term assets by projecting the future cash flows to be generated by its manufacturing plants. These projections require estimates to be made regarding future commodity prices, foreign currency exchange rates, sales volumes, production volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities, foreign exchange rates and operating costs. The application of different assumptions for commodity prices, foreign exchange rates and operating costs could result in a conclusion that the Company would not recover the carrying amount of its property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

REFORESTATION LIABILITIES

The Company accrues its reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. The Company's registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

VALUATION OF INVENTORY

The Company values its inventories at the lower of cost and net realizable value. Net realizable value is estimated by reviewing current market prices for the specific inventory based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, a write-down is recorded. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

SOFTWOOD LUMBER DUTIES

Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to U.S. customs in order to ship softwood lumber products into the U.S. The Company has expensed softwood lumber duties based on the deposit amounts paid to U.S. customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC. Any difference between the deposit rate paid and the rate established on administrative review will be refunded to or paid by the Company, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

VALUATION OF ACCOUNTS RECEIVABLE

The Company records an allowance for doubtful collection of accounts receivable based on its best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and review of current economic conditions and specific customer issues. The Company has significant exposure to individual customers. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation or a private United States credit insurance company. Although the Company has not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in our customer base that could lead to bad debts. In addition, although the Company's sales are not concentrated in any particular customer, accounts receivable balances with particular customers can be material at any given time.

PENSION AND OTHER POST RETIREMENT BENEFITS

The Company has defined pension plans and post-retirement medical and health benefit plans for its officers and employees. The Company retains independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

RISKS AND UNCERTAINTIES

The following risks and uncertainties could have a material adverse effect on the operations of Doman:

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

In the event the Company emerges from CCAA, the Company's level of debt, although expected to be reduced, and the limitations imposed on it by its debt agreements and any replacement debt agreements could have important consequences, including the following:

      - the Company will have to use a significant portion of its cash flow from operations for debt service, rather than for the Company's operations;

      - the Company may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes;

      - the Company could remain vulnerable to economic downturns and less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

      - the Company's less leveraged competitors could have a competitive advantage.

The Company's ability to pay its debt obligations will depend on its future performance. To a significant extent, the Company's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond the Company's control. No assurance can be given that the Company's business will generate cash flow from operations sufficient to pay the Company's indebtedness, fund the Company's other liquidity needs or permit the Company to refinance its indebtedness. The Company can provide no assurance that it can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

UNCERTAINTY AS TO SUCCESS OF COMPANY'S ACTIVITIES

The Company has implemented a number of initiatives to operate more efficiently in the future. However, the Company's strategies, including production curtailments, may not be sufficient to meet the changes in industry and market conditions, and such conditions may continue to deteriorate or last longer than expected. In addition, the Company may not be able to successfully implement its strategies and may be required to refine, expand or extend such strategies. Furthermore, production curtailments may impair the Company's ability to realize current or future business objectives. Lastly, costs actually incurred in connection with these initiatives may be higher than the estimated costs of such actions and/or may not lead to the anticipated cost savings. As a result, such initiatives may not result in the Company's return to profitability.

PRODUCT PRICING AND VARIABLE OPERATING RESULTS

The Company's financial performance is principally dependent on the prices the Company receives for its products. Prices for the Company's products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. No assurance can be given as to the timing and extent of any price improvements.

The following table illustrates the effect of changes in selling prices for pulp and lumber on the Company's net earnings, based on 2003 and 2002 sales, respectively:

                                                   YEARS ENDED DECEMBER 31,
                                                  --------------------------
                                                     2003            2002
                                                     ----            ----
                                                    (THOUSANDS OF DOLLARS
                                                   EXCEPT PER SHARE AMOUNTS)
Pulp - $50 per ADMT change
  EBITDA                                          $    16,100     $   13,082
  Net earnings(1)                                 $    10,365     $    8,422
  Per share(1)                                           0.24           0.20

Lumber - $10 per thousand board feet change
  EBITDA                                          $     5,960     $    5,909
  Net earnings(1)                                 $     3,837     $    3,804
  Per share(1)                                           0.09           0.09

(1) Based on a tax rate of 35.62%. This does not recognize the unrecognized tax losses of the Company.

The Company's financial performance is also dependent on the rate at which the Company utilizes its production capacity. When capacity utilization is reduced in response to weak demand for the Company's products, the Company's cost per unit of production increases, and the Company's profitability decreases.

The markets for the Company's products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

      -     additions to industry capacity;

      -     increased industry production;

      - periods of insufficient demand due to weak general economic activity or other causes; and

      -     inventory destocking by customers.

Demand for the Company's products is influenced to a significant degree by the global level of economic activity. Additionally, even though the Company's costs may increase, the Company's customers may not accept price increases for the Company's products. The Company is not able to predict with certainty market conditions and prices for the Company's products. The Company's future financial condition and results of operations will depend primarily upon the prices the Company receives for lumber and pulp, and a deterioration in prices of or demand for the Company's products could have a material adverse effect on the Company's financial condition, results of operations and ability to satisfy the Company's debt obligations.

FOREIGN CURRENCIES

Since a significant amount of the Company's sales are conducted in international markets, its financial results are subject to foreign currency rate fluctuations. In particular, all of the Company's pulp sales are made in U.S. dollars, as are its lumber sales to the U.S. As a result, a significant amount of the Company's sales revenue is denominated in U.S. dollars, while a large proportion of its costs are in Canadian dollars. U.S. dollar based sales, expressed in Canadian dollars, were $413.3 million in 2003 and $490.7 million in 2002 representing 70% and 77% of total sales, respectively. The value of the Canadian dollar per U.S. $1.00 in 2003 and 2002 averaged 1.4132 and 1.5700, respectively.

The following table illustrates the effect of changes in currency exchange rates on the Company's net earnings, based on 2003 and 2002 sales, respectively:

                                 YEARS ENDED DECEMBER 31,
                                 ------------------------
                                   2003           2002
                                   ----           ----
                                  (THOUSANDS OF DOLLARS
                                 EXCEPT PER SHARE AMOUNTS)
1% change in the U.S. dollar
  EBITDA                         $   4,124      $   4,907
  Net earnings(1)                $   2,655      $   3,159
  Per share(1)                        0.06           0.07

(1) Based on a tax rate of 35.62%. This does not recognize the unrecognized tax losses of the Company.

All of the Company's long-term debt of US $673 million at December 31, 2003, is denominated in U.S. dollars. The year end exchange rate was 1.2965. A 1% change in the U.S. dollar has an effect of $8.7 million on the Company's debt when translated into Canadian dollars.

The Company has in the past used forward foreign currency contracts to manage foreign currency exposure, as well as for speculative purposes. As at December 31, 2003, the Company does not have any forward foreign currency contracts outstanding.

Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

Over 90% of all timberlands in British Columbia are owned by the Province of British Columbia and administered by the Ministry of Forests. The Forest Act (British Columbia) empowers the Ministry of Forests to grant timber tenures, including tree farm licences, forest licences and timber sales licences, to producers. The provincial Chief Forester periodically conducts, or requires a licensee to conduct, a timber supply analysis upon which various licence AACs are based. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including those owned by Doman. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

Recently the Government of British Columbia adopted legislation which implements the most significant reforms in the Province's forest industry in over 40 years. The reforms address the following areas, among others: (1) market pricing - for stumpage purposes; (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities; (3) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements; (4) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licencees.

The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licensees having Crown cutting rights in excess of 200,000 m3 per year. The Forestry Revitalization Act (British Columbia) requires that Doman surrender 685,216 m3 of its AAC derived from its tree farm licenses ("TFLs") (including timber licenses contained within TFLs) and forest licenses by March 31, 2006 as well as 20% of the unreverted area of timber licenses outside of TFLs. Doman will be compensated for the take-back according to criteria to be prescribed by the Provincial Government. Disputes regarding the amount of compensation will be resolved by arbitration. The legislation provides for a period of up to three years for the tenure reductions to be negotiated, and, in the meantime, harvesting is to continue as normal.

Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the long-term impact on stumpage fees of the new auction based stumpage system. It is therefore not yet possible to gauge the overall impacts of the new legislation on Doman's operations.

STUMPAGE FEES

Stumpage is the fee that the Provincial Government charges companies to harvest timber from Crown land. Prior to February 29, 2004, the amount of stumpage paid for each cubic meter of wood harvested was based on a target rate set by government. Stumpage payments for a harvesting area took into consideration specific operating conditions, timber quality and administrative procedures.

Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the U.S. The move to a more open and competitive market pricing system for timber and logs for the coastal forest sector was announced by the Provincial Government on January 16, 2004. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

SOFTWOOD LUMBER DISPUTE

As noted above, as a result of USITC determination that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. USDOC issued countervailing and anti-dumping orders which took effect on May 22, 2002. These duties have had a material adverse impact on operations of Doman including reduced profit margins. Although the Canadian government and Canadian lumber companies affected by such duties have initiated challenges under the NAFTA and before the WTO, it is not possible to predict the results of such challenges. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on Doman's operations.

COMPETITION

The markets for Doman's products are highly competitive on a domestic and international level, with a number of forest products firms, ranging from very large integrated firms to smaller specialty firms, competing in each market. Many of Doman's competitors have substantially greater financial and operating resources than Doman. Some of Doman's competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. Doman must compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition in the markets for Doman's products is price, Doman must also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on selling prices and the overall profitability of Doman. Doman's competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

INTERNATIONAL BUSINESS

In general, Doman's sales will be subject to the risks of international business, including:

-     fluctuations in foreign currencies;

- changes in the economic strength of the countries in which Doman will conduct business;

-     trade disputes;

-     changes in regulatory requirements;

-     tariffs and other barriers; and

-     quotas, duties, taxes and other charges or restrictions upon exportation.

Doman's principal products are sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S., international sensitivity to interest rates, and the strength of world markets for NBSK pulp could all have a significant effect on the operations and results of Doman.

ENVIRONMENTAL REGULATION

Doman is subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on Doman's operations regarding, among other things:

-     air emissions;

-     water discharges;

-     use and handling of hazardous materials;

-     use, handling and disposal of waste; and

-     remediation of environmental contamination.

Doman may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, Doman may discover currently unknown environmental problems or conditions related to its operations. Any such event could have a material adverse effect on Doman's business, financial condition, results of operations and cash flows.

With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that further work is not anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants", for which new lower emission limits have been established. Included in the criteria air contaminants are sulphur dioxide and particulate matter. Implementation and enforcement of the standard by government agencies is unclear at this time, therefore it is not known what the impact will be on the Company's mills. In addition, the Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to green house gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore, at this time the Company cannot assess the costs of complying with these requirements.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of ownership or interests in substantial portions of land in the Province of British Columbia, including areas where Doman's timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations groups are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from this treaty process may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on Doman's timber tenures or the amounts of compensation that Doman would receive for any taking, if any, cannot be estimated at this time.

To resolve outstanding claims, the Federal Government and Provincial Government in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2003, 55 British Columbia First Nations were involved in the treaty process. Approximately 23 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe upon aboriginal rights and provide for consultation with First Nations groups. This policy is reflected in the terms of the Company's timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2003, the Provincial Government updated its policy on aboriginal rights and title with respect to consultation and accommodation responsibilities. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or the Provincial Government in the near future.

EMPLOYEES AND LABOUR RELATIONS

The majority of the Company's hourly paid employees at the Company's manufacturing facilities are unionized. The Company's inability to negotiate an acceptable contract with any of the Company's unions upon expiration of an existing contract could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, the Company could experience a significant disruption of the Company's operations or higher ongoing labour costs, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

FAILURE TO SUCCESSFULLY CONCLUDE A REORGANIZATION PLAN

In the event that a Plan is not successfully concluded, the prospect of the liquidation of Doman would become likely, as Doman is not receiving sufficient cash from its operations to pay its ongoing obligations and to repay its Senior Secured Notes and Senior Unsecured Notes.

OUTSTANDING SHARE DATA

At April 16, 2004, there were 4,774,971 Class A Common Shares, 37,706,012 Class B Non-Voting Shares and 1,281,526 Class A Cumulative Redeemable Preferred Shares, Series 4 issued and outstanding.

FORWARD LOOKING STATEMENTS

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND FUTURE OPERATING PERFORMANCE OF THE COMPANY. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "INTEND", "THE COMPANY BELIEVES" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR THE COMPANY'S PRODUCTS, INDUSTRY PRODUCTION LEVELS, THE ABILITY OF THE COMPANY TO EMERGE FROM THE CCAA PROCEEDINGS AND EXECUTE ITS BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER "RISKS AND UNCERTAINTIES" HEREIN AND INFORMATION CONTAINED IN THE ANNUAL INFORMATION FORM, IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY SUCH CAUTIONARY STATEMENTS.

Additional information about the Company, including its 2003 Annual Information Form, is available at <www.sedar.com> under the Company name.

        Consolidated Financial Statements of

        DOMAN INDUSTRIES LIMITED

        Years ended December 31, 2003 and 2002

MANAGEMENT'S REPORT

The management of Doman Industries Limited is responsible for the preparation of all information included in the Company's Annual Statutory Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgments and estimates. A reconciliation with United States generally accepted accounting principles is also included therein. Financial information included elsewhere in the Company's Annual Statutory Report is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting and administrative controls has been established to provide reasonable assurance that the consolidated financial statements are relevant and reliable, and that assets are safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal controls must not exceed the related benefits. Management believes that the system of internal controls has operated effectively during the year ended December 31, 2003.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Audit Committee of the Board is responsible for reviewing the annual consolidated financial statements and recommending them to the Board for approval, making recommendations with respect to the appointment and remuneration of the Company's external auditors and reviewing the scope of the annual audit.

The consolidated financial statements for the years ended December 31, 2003 and 2002 have been audited by KPMG LLP, Chartered Accountants, whose report follows.

/s/ J.H. Doman                                       /s/ P.G. Hosier

J.H. Doman                                           P.G. Hosier
President                                            Vice President, Finance

Vancouver, Canada
February 6, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Doman Industries Limited as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 6, 2004

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated February 6, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 6, 2004

DOMAN INDUSTRIES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of dollars)

December 31, 2003 and 2002

                                                                                  2003            2002
                                                                              ------------    ------------
Assets

Current assets:
        Cash                                                                  $     21,561    $     22,599
        Accounts receivable                                                         68,317          86,038
        Inventory (note 3)                                                         159,020         199,989
        Prepaid expenses                                                             6,763          10,363
                                                                              ------------    ------------
                                                                                   255,661         318,989

Investments (note 4)                                                                10,786           9,784

Property, plant and equipment (note 5)                                             460,415         485,091

Other assets (note 6)                                                               22,190          30,062
                                                                              ------------    ------------

                                                                              $    749,052    $    843,926
                                                                              ============    ============

Liabilities and Shareholders' Deficiency

Current liabilities:
        Bank indebtedness (note 7)                                            $     30,427    $     21,819
        Accounts payable and accrued liabilities                                   124,818         102,730
        Accounts payable subject to compromise (note 8)                            110,862          45,366
        Current portion of long-term debt subject to compromise (note 9)           503,042               -
        Current portion of long-term debt (note 9)                                 207,440               -
                                                                              ------------    ------------
                                                                                   976,589         169,915

Long-term debt subject to compromise (note 9)                                      162,063         809,309

Long-term debt (note 9)                                                                  -         252,416

Other liabilities                                                                   29,725          27,807
                                                                              ------------    ------------
                                                                                 1,168,377       1,259,447

Shareholders' deficiency:
        Share capital (note 10(a)):
            Preferred shares                                                        64,076          64,076
            Common and non-voting shares                                           242,942         242,942
        Deficit                                                                   (726,343)       (722,539)
                                                                              ------------    ------------
                                                                                  (419,325)       (415,521)
                                                                              ------------    ------------

                                                                              $    749,052    $    843,926
                                                                              ============    ============

Going concern (note 1)
Commitment and contingencies (note 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ J.H. Doman                                       /s/ Ian Danvers
---------------------------                          ---------------------------
J.H. Doman, Director                                 Ian Danvers, Director

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Operations
(Expressed in thousands of dollars, except for share and per share amounts)

Years ended December 31, 2003 and 2002

                                                                                  2003            2002
                                                                              ------------    ------------
Sales (notes 2(h) and 14(b))                                                  $    589,015    $    634,934

Costs and expenses:
        Cost of goods sold                                                         602,487         562,520
        Selling and administration                                                  18,080          19,036
        Amortization of property, plant and equipment (note 16(a))                  45,973          48,481
        Write-down of property, plant and equipment and
          operating restructuring costs (notes 5 and 12)                             7,986          67,454
                                                                              ------------    ------------
                                                                                   674,526         697,491
                                                                              ------------    ------------

Operating loss                                                                     (85,511)        (62,557)

Interest expense (note 16(b))
        Cash interest paid or payable                                              (96,438)       (102,714)
        Amortization of deferred finance costs                                      (4,411)         (5,268)
        Foreign exchange gains (losses) on translation of long-term debt           189,180          10,228
                                                                              ------------    ------------
                                                                                    88,331         (97,754)
Other income (expense) (note 16 (c))                                                 2,200           4,275
Financial restructuring costs (note 13)                                             (7,790)         (7,259)
                                                                              ------------    ------------

Loss before income taxes                                                            (2,770)       (163,295)

Income taxes (note 11)                                                               1,034             810
                                                                              ------------    ------------

Net loss                                                                            (3,804)       (164,105)

Provision for dividends on preferred shares                                          4,779           4,499
                                                                              ------------    ------------

Net loss attributable to common and non-voting shares                         $     (8,583)   $   (168,604)
                                                                              ============    ============

Loss per share:
        Basic                                                                 $      (0.20)   $      (3.97)
        Diluted                                                                      (0.20)          (3.97)

Weighted average number of common and non-voting
  shares outstanding (thousands of shares)                                          42,481          42,481
                                                                              ============    ============

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED

Consolidated Statements of Deficit
(Expressed in thousands of dollars)

Years ended December 31, 2003 and 2002

                                                           2003            2002
                                                       ------------    ------------
Deficit, beginning of year                             $   (722,539)   $   (558,434)

Net loss                                                     (3,804)       (164,105)
                                                       ------------    ------------

Deficit, end of year                                   $   (726,343)   $   (722,539)
                                                       ============    ============

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED

Consolidated Statements of Cash Flows
(Expressed in thousands of dollars)

Years ended December 31, 2003 and 2002

                                                                                  2003            2002
                                                                              ------------    ------------
Cash provided by (used in):

Operations:
    Net loss                                                                  $     (3,804)   $   (164,105)
    Items not involving cash:
        Write-down of property, plant and equipment (notes 5 and 12)                 5,986          53,288
        Amortization of property, plant and equipment                               45,973          48,481
        Amortization and write-down of deferred charges                              4,411           9,069
        Foreign currency translation gain                                         (189,180)        (10,228)
        Loss (gain) on property, plant and equipment disposals                      (2,174)         (5,527)
        Other                                                                        5,679           2,076
                                                                              ------------    ------------
                                                                                  (133,109)        (66,946)
    Net change in non-cash working capital items (note 16(d))                      149,874          38,900
                                                                              ------------    ------------
                                                                                    16,765         (28,046)

Investments:
    Additions to property, plant and equipment                                     (29,170)        (29,612)
    Disposals of property, plant and equipment                                       3,761          14,274
    Other                                                                           (1,002)            298
                                                                              ------------    ------------
                                                                                   (26,411)        (15,040)
Financing:
    Bank indebtedness                                                                8,608          20,510
    Finance costs                                                                        -          (1,101)
                                                                              ------------    ------------
                                                                                     8,608          19,409
                                                                              ------------    ------------

Decrease in cash                                                                    (1,038)        (23,677)

Cash, beginning of year                                                             22,599          46,276
                                                                              ------------    ------------

Cash, end of year                                                             $     21,561    $     22,599
                                                                              ============    ============

Supplementary information (note 16(e))

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

1.    GOING CONCERN:

      On November 7, 2002 the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the Plan can be approved and implemented.

      Since November 7, 2002, the Company has been negotiating the terms of the Plan with various stakeholders including committees of unsecured bondholders and secured bondholders, other unsecured creditors, preferred shareholders and common shareholders (together, referred to as the "Stakeholders"). In addition, the Company and its advisors have been actively pursuing refinancing opportunities with potential lenders and investors and possible asset sales to third parties to generate proceeds to reduce or replace the Company's existing debt.

      Since November 7, 2002 and to the current date, the Company has received various non-binding term sheets from various creditor groups and third parties relating to the restructuring of the Company including various proposals for the acquisition of certain of the Company's assets by third parties. The Company has been working with its advisors, the Court appointed monitor, the Court, various third parties and the Stakeholders to finalize a Plan to present to the Court. Throughout this process, the Court has granted the Company continued protection under CCAA with the latest extension granted to April 5, 2004.

      Although the Company has not filed a Plan for the Court's consideration, negotiations to date and the various non-binding term sheets received for restructuring or asset sales clearly indicate that the Company's creditors that are subject to compromise will likely receive consideration for their claims that is substantially less than the amount of their claims, whether or not the consideration is in the form of cash or equity of the Company and that current shareholders will receive little or no consideration.

      There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a Plan and emergence from reorganization proceedings are subject to a number of conditions.

      As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

      Basis of presentation:

      The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

1.    GOING CONCERN (CONTINUED):

      The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

      If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair values at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to any adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

2.    SIGNIFICANT ACCOUNTING POLICIES:

      These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Information regarding United States generally accepted accounting principles ("US GAAP") as it affects the Company's consolidated financial statements is presented in note 17.

      The significant policies are summarized below.

      (a)   Basis of consolidation:

            These consolidated financial statements include the accounts of Doman Industries Limited and all of its subsidiaries (see note 16(i)) (individually and collectively referred to as the "Company"). All intercompany balances and transactions have been eliminated on consolidation.

      (b)   Inventory:

            Inventory, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

      (c)   Investments:

            Investments in companies over which the Company has the ability to exercise significant influence are accounted for using the equity method whereby the Company's proportionate share of earnings and losses is included in earnings. Dividends received are credited to the investment accounts.

            Other investments are accounted for using the cost method whereby income is included in earnings when received or receivable.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (d)   Property, plant and equipment:

            Property, plant and equipment, including those under capital leases, are initially recorded at cost, including capitalized interest and start-up costs incurred for major projects during the period of construction. Amortization of the pulp mills is provided on a unit-of-production basis over twenty-five years except for (i) the modernized portion of the Squamish pulp mill which is over forty years and (ii) other major replacements and renewals which are over twelve years. Amortization of the solid wood facilities and equipment is provided for the period these facilities are in operation on a straight-line basis over fifteen to twenty years for buildings and major plant and equipment and over five to ten years for mobile and office equipment. These rates reflect the estimated useful lives of the assets. Amortization of timberlands and logging roads is computed on the basis of the volume of timber cut.

            The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2003 and 2002, the Company recorded impairment losses (note 5).

      (e)   Deferred financing costs:

            These costs are amortized on a straight-line basis over the term of the related debt. The amount of the amortization is included in interest on long-term debt.

      (f)   Foreign currency translation:

            Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and, accordingly, are included in interest expense.

      (g)   Reforestation obligation:

            Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

      (h)   Revenue recognition:

            Sales are recognized at the time products are shipped to external customers. Sales are recorded net of countervailing and anti-dumping duties.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (i)   Income taxes:

            The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting bases and the tax bases of existing assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

      (j)   Employee future benefits:

            The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

      (k)   Comparative figures:

            Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3.    INVENTORY:

                                2003           2002
                            ------------   ------------
Raw materials               $      2,710   $      1,916
Logs                              45,027         76,695
Finished pulp                      9,871         21,868
Lumber                            73,957         70,919
Supplies and other                27,455         28,591
                            ------------   ------------

                            $    159,020   $    199,989
                            ============   ============

4.    INVESTMENTS:

      Included in investments at December 31, 2003 is $3,291,000 (2002 - $2,212,000) of restricted cash resulting from the sale of collateralized property. The funds must be used to invest in replacement collateral or to purchase senior secured notes.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

5.    PROPERTY, PLANT, EQUIPMENT AND GOODWILL:

                                                                 Accumulated
                                                                 amortization      Net book
             2003                                  Cost        and write-downs       value
             ----                               ------------   ---------------   -------------
Land, buildings and equipment:
   Pulp mills                                   $    734,895    $    551,231      $    183,664
   Solid wood facilities                             255,398         162,826            92,572
   Land                                               13,189               -            13,189
                                                ------------    ------------      ------------
                                                   1,003,482         714,057           289,425
Timberlands                                          153,992          56,074            97,918
Logging roads                                        349,444         276,372            73,072
                                                ------------    ------------      ------------
                                                $  1,506,918    $  1,046,503      $    460,415
                                                ============    ============      ============

At December 31, 2003, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying value for one of the Company's sawmills was not likely recoverable from future cash flows from operations and or sale and that an adjustment to the carrying value was required to equipment for a sawmill that was shut down in 2001. As a result, the Company recorded a write-down of the property, plant and equipment by $5,986,000 (2002 - $53,288,000).

                                                                 Accumulated
                                                                 amortization      Net book
             2002                                   Cost       and write-downs       value
             ----                               ------------   ---------------   -------------
Land, buildings and equipment:
   Pulp mills                                   $    735,184    $    541,598     $    193,586
   Solid wood facilities                             269,771         176,186           93,585
   Land                                               13,151               -           13,151
                                                ------------    ------------     ------------
                                                   1,018,106         717,784          300,322
Timberlands                                          154,206          39,886          114,320
Logging roads                                        336,427         265,978           70,449
                                                ------------    ------------     ------------
                                                $  1,508,739    $  1,023,648     $    485,091
                                                ============    ============     ============

6.    OTHER ASSETS:

                                                                                  2003           2002
                                                                              ------------   ------------
Pension and post retirement (note 16(f))                                      $     18,622   $     21,730
Deferred financing costs, net of amortization                                        2,266          6,677
Other                                                                                1,302          1,655
                                                                              ------------   ------------
                                                                              $     22,190   $     30,062
                                                                              ============   ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

7.    BANK CREDIT FACILITY:

      In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

      At December 31, 2003, of the $59,648,000 of the facility that was available to the Company, $30,427,000 (2002 - $21,819,000) had been drawn down and $2,912,000 (2002 - $6,629,000) was used to support standby letters of credit.

8.    ACCOUNTS PAYABLE SUBJECT TO COMPROMISE:

      Accounts payable subject to compromise consist of the following (note 1):

                                                                                  2003           2002
                                                                              ------------   ------------
Trade payables                                                                $     17,751   $     18,634
Interest on 8-3/4% unsecured Senior Notes                                           65,342         15,332
Interest on 9-1/4% unsecured Senior Notes                                           27,769         11,400
                                                                              ------------   ------------

                                                                              $    110,862   $     45,366
                                                                              ============   ============

9.    LONG-TERM DEBT:

                                                                                  2003           2002
                                                                              ------------   ------------
Senior Notes (US $388,000,000), 8.75% due in 2004                             $    503,042   $    612,109
Senior Notes (US $125,000,000), 9.25% due in 2007                                  162,063        197,200
Senior Secured Notes (US$160,000,000), 12.00%
  due in 2004                                                                      207,440        252,416
                                                                              ------------   ------------

                                                                              $    872,545   $  1,061,725
                                                                              ============   ============

The long-term debt is classified in the balance sheet in accordance with its terms of repayment and compromise as follows:

                                                                                  2003           2002
                                                                              ------------   ------------
Current portion of long-term debt subject to compromise                       $    503,042   $          -
Current portion of long-term debt                                                  207,440              -
Long-term debt subject to compromise                                               162,063        809,309
Long-term debt                                                                           -        252,416
                                                                              ------------   ------------

                                                                              $    872,545   $  1,061,725
                                                                              ============   ============

      The Senior Notes are guaranteed by all of the Company's subsidiaries, except for Doman Industries (US) Limited and Doman's Freightways Ltd. The 8.75% Senior Notes are unsecured and are redeemable at the option of the Company at any time after March 15, 1999 at their principal amount plus
      (i) a premium (which decreases annually to 2002) and (ii) any accrued and unpaid interest. The 12.00% Senior Notes are redeemable at the option of the Company at any time after July 1, 2002 at their principal amount plus
      (i) a premium (which decreases annually to 2003) and (ii) any accrued and unpaid interest.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

9.    LONG-TERM DEBT (CONTINUED):

      The 12.00% Senior Notes are secured by a first priority lien upon a portion of the Company's timber tenures, eight of the Company's solid wood facilities, the Squamish pulp mill and the value-added lumber remanufacturing plant. The 9.25% Senior Notes are unsecured and are redeemable at the option of the Company at any time after November 15, 2002 at their principal amount plus (i) a premium (which decreases annually to 2005) and (ii) any accrued and unpaid interest. The Indentures governing the Senior Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and the payment of cash dividends in certain circumstances.

      Long-term debt principal payments under the agreements without considering default provisions are as follows:

2004         $  710,482
2005                  -
2006                  -
2007            162,063
             ----------

             $  872,545
             ==========

10.   SHARE CAPITAL:

      (a)   Authorized and issued share capital:

            Authorized shares (without par value):
                  5,000,000 Class A preferred
                  100,000 Class B preferred
                  unlimited Class A common
                  unlimited Class B non-voting

            Issued shares:

                                                                                  2003           2002
                                                                              ------------   ------------
Preferred shares issued:
   1,281,526 Class A preferred, series 4                                      $     64,076   $     64,076
Common shares issued:
   4,774,971 Class A common                                                            903            903
   37,706,012 Class B non-voting, series 2                                         242,039        242,039
                                                                              ------------   ------------
                                                                                   242,942        242,942
                                                                              ------------   ------------

                                                                              $    307,018   $    307,018
                                                                              ============   ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.   SHARE CAPITAL (CONTINUED):

      (b)   Rights of classes of issued shares:

            The Class A preferred shares, series 4 have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (i) 6% and (ii) one-half of bank prime rate plus 1%. These preferred shares are redeemable at the option of the Company at any time at $50.00 per share plus any accrued and unpaid dividends. The Class A preferred shares carry the right to one vote at the Annual General meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors.

            The Class A common shares are convertible at the option of the holder into Class B non-voting shares, series 2 on a share-for-share basis. The Class B non-voting shares, series 2 have the same rights as the Class A common shares except that (i) they have no right to vote at meetings of shareholders and (ii) they are not convertible into another class of shares of the Company. However, if an offer to purchase is made to all or substantially all of the holders of the Class A common shares, each Class B non-voting share, series 2 shall, in certain circumstances, be deemed to be a Class A common share.

      (c)   Changes in issued shares:

            Common and non-voting shares:

                                                  Number of shares
                                        -----------------------------------
                                                      Class B,
                                         Class A      series 2       Total        Amount
                                        ---------    ----------    --------     ----------
Balance, December 31, 2003 and 2002     4,774,971    37,706,012    42,480,983   $  242,942

      (d)   Dividends:

            The payment of quarterly cash dividends on the common and non-voting shares was suspended by the Company in the third quarter of 1996. The Company has deferred the payment of the quarterly cumulative dividends on the Series 4 Class A preferred shares from December 1, 1998 in the aggregate amount of $23,010,000.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.   INCOME TAXES:

      Income tax expense for the years ended December 31, 2003 and 2002 differs from the amount that would be computed by applying Federal and Provincial statutory rates as follows:

                                                                                  2003             2002
                                                                              ------------     ------------
Net loss before taxes                                                         $     (2,770)    $   (163,295)
                                                                              ============     ============

Combined Basic Federal and Provincial income tax rates                               35.62%           35.62%

Expected income tax recovery                                                  $       (987)    $    (58,166)

Tax effect of:
   Capital gains tax rate on unrealized foreign exchange gain                      (33,693)               -
   Increase in valuation allowance                                                  25,191           41,907
   Losses expiring during the year                                                  14,243                -
   Change in characterization of unrealized foreign exchange
     losses and other filing differences                                                 -           18,591
   Large corporations tax                                                            1,034              810
   Other                                                                            (4,754)          (2,332)
                                                                              ------------     ------------

Income tax expense (recovery) per financial statements                        $      1,034     $        810
                                                                              ============     ============

Income tax expense (recovery) comprised of:
   Current income tax expense                                                 $      1,034     $        810
                                                                              ============     ============

      The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at December 31, 2003 and 2002 are presented below:

                                                                                  2003            2002
                                                                              ------------    ------------
Future tax assets:
   Losses carried forward                                                     $    176,683    $    172,968
   Unrealized foreign exchange loss                                                      -          23,494
   Accrued restructuring costs                                                       2,229           3,068
   Inventory, primarily due to timing of realization of
     inter-company profits and write-downs                                           6,257           2,438
   Reforestation obligation, due to accrual for financial
     statement purposes                                                              1,247             993
   Deferred finance costs, due to differences in timing of
     deductibility for tax                                                           2,186              70
   Other                                                                             6,583           4,228
                                                                              ------------    ------------
                                                                                   195,185         207,259
Valuation allowance                                                               (151,151)       (125,960)
                                                                              ------------    ------------
                                                                                    44,034          81,299
Future tax liabilities:
   Property, plant and equipment, due to differences in net
     book value and unamortized capital cost                                       (35,125)        (79,359)
   Pensions, due to accrual for financial statement purposes                          (492)         (1,865)
   Unrealized foreign exchange gain                                                 (8,339)              -
   Other                                                                               (78)            (75)
                                                                              ------------    ------------
                                                                                   (44,034)        (81,299)
                                                                              ------------    ------------

Net future tax liability                                                      $          -    $          -
                                                                              ============    ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.   INCOME TAXES (CONTINUED):

      At December 31, 2003, the Company has unused tax losses carried forward of $488,000,000 (2002 -$474,000,000) expiring between 2004 and 2010 which are available to reduce taxable income. The ability of the Company to utilize the losses carried forward is not considered more likely than not and therefore, a valuation allowance has been provided against the tax assets.

12.   WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING RESTRUCTURING
      COSTS:

      The Company recorded restructuring costs, property, plant and equipment write-downs and other items consisting of the following:

                                                         2003           2002
                                                     ------------   ------------
Severance and other restructuring costs              $      2,000   $      3,156
Inventory write-down                                            -         11,010
Property, plant and equipment write-downs                   5,986         53,288
                                                     ------------   ------------

                                                     $      7,986   $     67,454
                                                     ============   ============

13.   FINANCIAL RESTRUCTURING COSTS:

      The Company has incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of CCAA as follows:

                                                         2003           2002
                                                     ------------   ------------
Investment banking and financing                     $      4,648   $      2,599
Legal                                                       2,039          1,686
Monitoring                                                    359             81
Other                                                         744            270
Write-off of deferred finance costs                             -          2,623
                                                     ------------   ------------

                                                     $      7,790   $      7,259
                                                     ============   ============

14.   COMMITMENT AND CONTINGENCIES:

      (a)   Operating leases:

            Future minimum lease payments at December 31, 2003 under operating leases were as follows:

2004                       $    4,593
2005                            3,175
2006                            2,298
2007                            1,483
2008                              867
Thereafter                        192
                           ----------

                           $   12,608
                           ==========

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

     (b)  Contingencies:

          (i)  Softwood lumber duties:

               On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

               On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

               The Company has recorded countervailing and antidumping duties at 27.22% totalling $36,088,000 (2002 - $22,271,000) for the year ended December 31, 2003. These amounts have been recorded as a reduction of sales revenue. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31, 2003 total $58,359,000. For the year ended December 31, 2002, the Company recorded the deposits refunded relating to 2001 sales in the amount of $12,390,000 as an increase in sales revenue for 2002. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

               The Company and other Canadian forest product companies, the Federal government and Canadian Provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

          (ii) Litigation and claims:

               In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

14.  COMMITMENT AND CONTINGENCIES (CONTINUED):

     (b)  Contingencies (continued):

          (iii) The Forest Revitalization Plan:

               In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licensees. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

               The effect of the 20% timber take-back is expected to result in a reduction of approximately 685,000 m(3) of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.

15.  SEGMENTED INFORMATION:

     (a)  Industry segments:

         The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's dissolving sulphite and kraft ("NBSK") pulp manufacturing, pulp management and sales operations.

                                                              December 31, 2003
                                             -----------------------------------------------------
                                              Solid wood            Pulp                 Total
                                             -------------     --------------         ------------
Sales:
  To external customers                      $     388,966     $      200,049         $    589,015
  To other segment (1)                              58,584                  -               58,584
                                             -------------     --------------         ------------
                                             $     447,550     $      200,049         $    647,599
                                             =============     ==============         ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

15.  SEGMENTED INFORMATION (CONTINUED):

     (a)  Industry segments (continued):

                                                                  December 31, 2003
                                                   ------------------------------------------------
                                                   Solid wood          Pulp                 Total
                                                   ----------    --------------          ----------
Segmented operating earnings (loss)                $  (31,637)   $      (47,240)         $  (78,877)
General corporate expenses                                                                  (14,424)
Interest expense                                                                             88,331
Other income (expense)                                                                        2,200
Income tax expense                                                                           (1,034)
                                                                                         ----------

Net loss                                                                                 $   (3,804)
                                                                                         ==========

Identifiable assets                                $  484,188    $      250,510          $  734,698
Corporate assets, including investments                                                      14,354
                                                                                         ----------

                                                                                         $  749,052
                                                                                         ==========

Amortization of property, plant and equipment      $   36,340    $        9,633          $   45,973
                                                   ==========    ==============          ==========

Capital expenditures                               $   28,434    $          736          $   29,170
                                                   ==========    ==============          ==========

                                                                 December 31, 2002
                                                   ------------------------------------------------
                                                   Solid wood         Pulp                 Total
                                                   ----------    --------------          ----------
Sales:
  To external customers                            $  463,727    $      171,207          $  634,934
  To other segment (1)                                 45,270                 -              45,270
                                                   ----------    --------------          ----------

                                                   $  508,997    $      171,207          $  680,204
                                                   ==========    ==============          ==========

Segmented operating earnings (loss)                $   34,467    $      (86,727)         $  (52,260)
General corporate expenses                                                                  (10,942)
Interest expense                                                                            (97,754)
Other income (expense)                                                                       (2,339)
Income tax expense                                                                             (810)
                                                                                         ----------

Net loss                                                                                 $ (164,105)
                                                                                         ==========

Identifiable assets                                $  543,397    $      282,102          $  825,499
Corporate assets, including investments                                                      18,427
                                                                                         ----------

                                                                                         $  843,926
                                                                                         ==========

Amortization of property, plant and equipment      $   38,278    $       10,203          $   48,481
                                                   ==========    ==============          ==========

Capital expenditures                               $   29,808    $         (196)         $   29,612
                                                   ==========    ==============          ==========

(1)  Inter-segment sales are accounted for at prevailing market prices.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

15.  SEGMENTED INFORMATION (CONTINUED):

     (b)  Geographic information:

          (i)  Sales:

               The Company's sales, based on the known origin of the customer, during the last two years were as follows:

                                                   2003                 2002
                                              --------------       --------------
Canada                                        $      151,452       $      175,180
United States                                        170,777              204,932
Asia                                                  80,113              184,728
Europe                                               175,495               62,438
Other                                                 11,178                7,656
                                              --------------       --------------

                                              $      589,015       $      634,934
                                              ==============       ==============

          (ii) Property, plant and equipment:

               All of the Company's property, plant and equipment are located in British Columbia, Canada.

16.  OTHER INFORMATION:

     (a)  Amortization of property, plant and equipment:

                                                                        2003              2002
                                                                     ----------       ------------
Amortization of buildings and equipment                              $   19,167       $     20,425
Amortization of timberlands and logging roads                            26,806             28,056
                                                                     ----------       ------------

                                                                     $   45,973       $     48,481
                                                                     ==========       ============

     (b)  Interest expense (income):

                                                                        2003              2002
                                                                     ----------       ------------
Bank indebtedness                                                    $    2,891       $        995
Long-term debt                                                          (91,222)            96,759
                                                                     ----------       ------------

                                                                     $  (88,331)      $     97,754
                                                                     ==========       ============

Interest on long-term debt includes foreign currency translation gains amounting to $189,180,000 ($10,228,000 in 2002), and amortization of deferred financing costs amounting to $4,411,000 in 2003 ($5,268,000 in 2002).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.  OTHER INFORMATION (CONTINUED):

     (c)  Other income (expense):

                                                                        2003              2002
                                                                     ----------       ------------
Gain (loss) on sale of properties                                    $    2,174       $      5,526
BC Corporations capital tax                                                   -               (118)
Write-off of deferred financing costs                                         -             (1,178)
Other                                                                        23                 36
Equity in operating earnings of significantly influenced investees            3                  9
                                                                     ----------       ------------

                                                                     $    2,200       $      4,275
                                                                     ==========       ============

     (d)  Changes in non-cash working capital items:

                                                                        2003              2002
                                                                     ----------       ------------
Decrease (increase) in:
  Accounts receivable                                                $   17,721       $    (17,606)
  Inventory                                                              40,969             27,275
  Prepaid expenses                                                        3,600             (1,262)

Increase in:
  Accounts payable and accrued liabilities                               87,584             30,493
                                                                     ----------       ------------

                                                                     $  149,874       $     38,900
                                                                     ==========       ============

     (e)  Supplementary cash flow information:

                                                                        2003              2002
                                                                     ----------       ------------
Cash paid for:
  Interest                                                           $   96,438       $    102,714
  Income taxes                                                            1,034              2,506

Non-cash item:
  Trade-in of equipment for new equipment under
   operating leases                                                           -                463
                                                                     ==========       ============

     (f)  Pension plans:

          (i) The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $8,751,000 in 2003 and $7,762,000 in 2002.

          (ii) The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings (as defined). The Company also has health care plans covering certain hourly and retired salaried employees.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.  OTHER INFORMATION (CONTINUED):

     (f)  Pension plans (continued):

          Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for 2003 is as follows:

                                                              Salaried          Non-pension
                                                            pension plans          plans
                                                            -------------      -------------
Plan assets:
  Market value, beginning of year                           $     91,416       $           -
  Company contributions                                              610                 447
  Employees' contributions                                           140                   -
  Benefits paid                                                   (5,757)               (447)
  Actual return on assets                                         12,670                   -
                                                            ------------       -------------

  Market value, end of year                                 $     99,079       $           -
                                                            ============       =============

Accrued benefit obligation:
  Balance at beginning of year                              $     98,691       $      11,759
  Company current service cost                                     2,901                 336
  Past service cost                                                    -                   -
  Employees' contributions                                           140                   -
  Benefits paid                                                   (5,757)               (447)
  Interest on obligation                                           6,570                 939
  Actuarial loss (gain)                                            3,223               2,813
                                                            ------------       -------------

  Balance at end of year                                    $    105,768       $      15,400
                                                            ============       =============

Funded status (end of year):
  Funded status surplus (deficit)                           $     (6,689)      $     (15,400)
  Unamortized past service costs                                     203               4,431
  Unamortized net actuarial losses                                18,552                   -
                                                            ------------       -------------

  Balance sheet asset                                       $     12,066       $     (10,969)
                                                            ============       =============

Included in the above accrued benefit obligations are the liabilities for the Supplementary and Hourly bridging plans which are unfunded arrangements. At December 31, 2003, the accrued benefit obligations for these plans are $8,732,000 (December 31, 2002 - $7,992,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.  OTHER INFORMATION (CONTINUED):

     (f)  Pension plans (continued):

          The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

Discount rate at beginning of year
  Pension plans                                                                                   6.75%
  Non-pension plans                                                                               6.75%

Discount rate at end of year
  Pension plans                                                                                   6.25%
  Non-pension plans                                                                               6.50%

Expected long term return on assets:
  WFP and Doman Plan                                                                              7.50%
  Other plans                                                                                       n/a
Rate of compensation increases                                                                     3.5%
Health care cost trend rate                                  6.5% for 2004 grading down to 4.2% in 2010

          The Company's salaried pension and non-pension benefits expense for 2003 is as follows:

                                                              Salaried          Non-pension
                                                            pension plans          plans
                                                            -------------      -------------
Current service cost                                        $  2,901,000       $     336,000
Interest on obligation                                         6,570,000             939,000
Expected return on assets                                     (6,668,000)                  -
Amortization of past service cost                                  9,000                   -
Amortization of net actuarial loss                               968,000             154,000
                                                            ------------       -------------

                                                            $  3,780,000       $   1,429,000
                                                            ============       =============

     (g)  Concentration of credit risk:

          The Company has significant exposures to individual customers. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation or a private United States credit insurance company.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.  OTHER INFORMATION (CONTINUED):

     (h)  Fair value of financial instruments:

          The estimated fair values of the Company's financial instruments as at December 31, 2003 and 2002 are as follows:

                                                 2003                                   2002
                                  ---------------------------------       --------------------------------
                                     Carrying             Fair              Carrying            Fair
                                      amount              value              amount             value
                                  --------------      -------------       ------------      --------------
Accounts receivable               $       68,317      $      68,317       $     86,038      $       86,038
Other investments                         10,786             10,786              9,784               9,784
Accounts payable and
  accrued liabilities                    235,680            235,680            148,096             148,096
8.75% Senior Notes                       503,042             83,631            612,109              76,514
9.25% Senior Notes                       162,063             26,943            197,200              24,650
12.00% Senior Notes                      207,440            217,034            252,416             232,538
                                  --------------      -------------       ------------      --------------

                                  $    1,187,328      $     642,391       $  1,305,643      $      577,620
                                  ==============      =============       ============      ==============

          The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Senior Notes was estimated based on the last quoted market prices, where they existed, or on the current rates available to the Company for similar debt.

     (i)  Subsidiaries:

          The active subsidiaries of the Company, all wholly owned, are as follows:

               Western Pulp Limited Partnership
               Doman Forest Products Limited
               Western Forest Products Limited
               Western Pulp Inc.
               Eacom Timber Sales Ltd.
               Doman-Western Lumber Ltd.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, the measurement principles of which conform in all material respects with US GAAP, except as set forth below.

     (a)  Adjustments to consolidated statements of operations:

          (i)  Net loss:

                                                                        2003               2002
                                                                    ------------       ------------
Net loss in accordance with Canadian GAAP                           $     (3,804)      $   (164,105)
Adjustments for pensions (c)                                                 500                500
Write-down of property, plant and equipment (d)                            2,098            (41,954)
Asset retirement obligations (e)                                               -                  -
Future tax impact of adjustments (f)                                        (925)            14,766
Increase in valuation allowance resulting adjustments (f)                    925            (14,766)
                                                                    ------------       ------------

Net loss in accordance with US GAAP                                       (1,206)          (205,559)
Provision for dividends on preferred shares                               (4,779)            (4,499)
                                                                    ------------       ------------

Loss available to common shareholders                               $     (5,985)      $   (210,058)
                                                                    ============       ============

Weighted average number of shares outstanding                             42,481             42,481
                                                                    ============       ============

Basic loss per share in accordance with US GAAP                     $      (0.14)      $      (4.94)
Diluted loss per share in accordance with US GAAP                          (0.14)             (4.94)
                                                                    ============       ============

          (ii) Sales:

               Under Canadian GAAP, the Company includes freight costs totalling $56,324,000 (2002 - $58,894,000) and countervailing and anti-dumping duties on export sales to the United States of $36,088,000 (2002 - $9,881,000) as deductions from sales in the statement of operations. Under US GAAP, such costs are included as costs of goods sold. As a result, sales, cost of goods sold and total costs and expenses for the year ended December 31, 2003 would increase under US GAAP by $92,412,000 (2002 - $68,775,000).

          (iii) Under US GAAP, supplies inventory write-downs of nil (2002 - $11,010) is included in cost of goods sold.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Adjustments to consolidated assets, liabilities and shareholders' equity:

                                                                        2003               2002
                                                                    ------------       ------------
Total assets in accordance with Canadian GAAP                       $    749,052       $    843,926
Adjustment for pensions (c)                                              (15,212)           (15,712)
Write-down of property, plant and equipment (d)                          (39,856)           (41,954)
Future income taxes relating to:
  Adjustment for pensions (c)                                              5,419              5,597
  Asset retirement obligations                                              (783)                 -
  Decrease in valuation allowance due to adjustments (f)                  (4,636)            (5,597)
                                                                    ------------       ------------

Total assets in accordance with US GAAP                             $    693,984       $    786,260
                                                                    ============       ============

Total liabilities in accordance with Canadian GAAP                  $  1,168,377       $  1,259,447
Asset retirement obligations (e)                                          (2,200)                 -
Future income taxes relating to:
  Write-down of property, plant and equipment (d)                        (14,197)           (14,944)
  Increase in valuation allowance due to adjustment (f)                   14,197             14,944
                                                                    ------------       ------------

Total liabilities in accordance with US GAAP                        $  1,166,177       $  1,259,447
                                                                    ============       ============

Total shareholders' deficiency in accordance
  with Canadian GAAP                                                $   (419,325)      $   (415,521)
Cumulative change in deficit relating to:
  Adjustment for pensions (c)                                            (15,212)           (15,712)
  Write-down of property, plant and equipment (d)                        (39,856)           (41,954)
  Asset retirement obligations (e)                                         2,200                  -
                                                                    ------------       ------------

Total shareholders' deficiency in accordance with US GAAP           $   (472,193)      $   (473,187)
                                                                    ============       ============

Total liabilities and shareholders' equity                          $    693,984       $    786,260
                                                                    ============       ============

     Adjustments:

     (c) In 2000, the Company adopted new Canadian accounting standards relating to pension and other post retirement benefits. The change in pensions and post retirement benefits was applied retroactively with an adjustment to opening deficit. The adjustment to assets, liabilities and deficit at December 31, 2003 under US GAAP includes $15,212,000 decrease in pension assets and $15,212,000 increase in deficit relating to experience gains which would not have been recorded under US GAAP but rather would be recognized over the expected average remaining service life of the employee group to the extent the gains exceeded certain thresholds. For US GAAP purposes, the 2003 and 2002 effect of the adjustment posted has been reversed and amortization of the experience gain of $500,000 (2002 - $500,000) recorded.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     Adjustments (continued):

     (d) Under US GAAP, in 2001 certain pulp mill assets were classified as "long-lived assets to be disposed of by sale" and were written down to fair market value. During 2002, these assets were reclassified to "long-lived assets held for use" as the Company no longer intended to sell these assets. For Canadian GAAP purposes, the assets were measured at their net recoverable amount (note 2(d)). US GAAP requires that a long-lived asset that is reclassified be measured at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any amortization expense that would have been recognized had the asset been continuously classified as held and used, and, or (b) fair value at the date of the subsequent decision not to sell. In the case of the pulp mill assets, the lower amount was the fair value at the date of the subsequent decision not to sell. The fair value was $41,954,000 less then the net book value of the pulp mill assets. As a result, for US GAAP purposes, a further writedown of $41,954,000 was charged to results from operations in 2002. The adjustment for 2003 relates to reversing the $2,098,000 in amortization that would not have been recorded had the write-down been recorded in 2002. The effects of the 2002 and 2003 adjustments to the balance sheet are to reduce assets by $39,856,000 and increase the shareholders' deficiency by $39,856,000.

     (e) Under current Canadian GAAP adopted by the Company, asset retirement obligations (being forestry obligations) are recorded at their estimated amount when a liability has been incurred. Under US GAAP, FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under Canadian GAAP, a similar standard to FAS 143 is not effective until fiscal years commencing on or after January 1, 2004. The adjustments for 2003 relate to reducing the liability and deficit by $2,200,000 to reflect the lower fair value of the liability as a result of discounting future estimated cash flows as adjusted for inflation using a credit adjusted discount rate of 12%. The new standard did not have an effect on earnings for the years presented.

     (f) Under both Canadian and US GAAP, future tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and tax laws by governments can have the effect of being substantively enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantively enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended December 31, 2003 and 2002, tax rate changes announced by governments in Canada but not yet enacted did not materially affect the amounts of future tax assets and liabilities reflected on the balance sheet and no adjustment is required for these amounts to be in accordance with US GAAP.

          The future tax impact of the US GAAP adjustments noted in (c), (d) and
          (e) would result in a future income tax recovery of $925,000 (2002 - $14,766,000) for 2003 and a future income tax adjustment to the balance sheet of $4,636,000 (2002 - $5,597,000) increase in future tax assets and $14,197,000 (2002 - $14,944,000) decrease in future tax liabilities. However, due to the Company not meeting the "more likely then not" requirement, a valuation allowance has been provided for these amounts.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (g)  Recent accounting pronouncements:

          (i) In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 (the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception.

               The disclosure requirements of the Interpretation apply at December 31, 2002 and the recognition and measurement provisions apply to all guarantees entered into or modified after December 31, 2002. To date the Company does not have material guarantees that require recognition.

          (ii) In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities" that replaced FIN 46 that had been issued in January 2003. FIN 46R provides guidance on the identification of variable interest entities ("VIEs"), for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the VIEs. This interpretation applies to financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special purpose entities for periods ending after December 15, 2003. FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial statements.

          (iii) In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on "Derivative Instruments and Hedging Activities", which amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of an underlying to conform it to language in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and to amend certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS No. 149 is not expected to have a material effect on the Company's financial position or results of operations.

          (iv) In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective January 1, 2004. The provisions of this statement are not expected to have a material impact on the Company's consolidated financial position or results of operations.